March 10, 2011

VIA EDGAR

Ms. Julie F. Rizzo
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Re:	UTi Worldwide Inc. Form 10-K for the fiscal year ended January 31, 2010 Definitive Proxy Statement on Schedule 14A: Filed May 17, 2010 Commission file number: 000-31869

Dear Ms. Rizzo:

Thank you for your follow-up letter to me dated February 17, 2011 (the “Letter”). We have prepared the following response to address the inquiries contained in the Letter regarding the above-referenced filings.

As requested in the Letter, we acknowledge that:

•	UTi Worldwide Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our response corresponds to the format of the Letter.

Definitive Proxy statement on Schedule 14A

Compensation of Executive Officers, page 18

Compensation Discussion & Analysis, page 18

Benchmarking and Peer Group, page 21

1.	We note your response to our prior comment two and reissue our comment in part. Please provide us with your analysis for the conclusion that you do not benchmark to the two compensation surveys appearing in your proxy statement. For guidance refer to Compliance & Disclosure Interpretation 118.05 of Regulation S-K. However, to the extent that you benchmark against the surveys, please confirm that in future filings you will identify the companies in the surveys. If you do not benchmark against the surveys, please confirm that you will revise your future filings to clarify this fact.

Ms. Julie F. Rizzo
February 9, 2011

As indicated in the Company’s proxy statement, in the past the Compensation Committee reviewed both peer group data and general market survey data in making compensation decisions. In making its compensation decisions for fiscal 20091, the Compensation Committee gathered compensation data from the peer group which is expressly identified on page 21 of the proxy statement and from the general market surveys that are also identified on page 21 of the proxy statement.

For fiscal 2010 and fiscal 2011, the Compensation Committee did not update the peer group data or the general market survey data that it utilized in making compensation decisions in fiscal 2009 as the committee decided generally not to increase the compensation levels of the Company’s executive officers in each such year based primarily on the challenging economic environment. Given that the Compensation Committee’s decisions with respect to compensation levels in fiscal 2010 and fiscal 2011 were based on the challenging economy, the committee did not “benchmark” against the 2009 survey data or use that data to justify its compensation decisions for those periods. We confirm that for purposes of the Company’s upcoming proxy statement, we will clarify the disclosures in this regard with respect to the compensation determinations made for fiscal 2011.

We also confirm that to the extent the Compensation Committee engages in “benchmarking” to surveys in the future, we will comply with Item 402(b)(2)(xiv) of Regulation S-K. To the extent the committee does not benchmark against surveys, we will clarify our disclosures in future filings in this regard.

Please feel free to contact me at (562) 552-9422 should you have any questions.

Sincerely,

/s/ Lance E D’Amico
Lance E D’Amico
Senior Vice President and General Counsel

[1]	The Company’s fiscal year runs from February 1 to January 31. As a result, “fiscal 2009” refers to the twelve month period ended January 31, 2009, “fiscal 2010” refers to the twelve month period ended January 31, 2010 and “fiscal 2011” refers to the twelve month period ended January 31, 2011.